UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

CorMedix, Inc.

File No. 333-163380 & 001-34673 - CF#31893

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CorMedix, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 25, 2009, as amended. CorMedix, Inc. refiled the exhibit with reduced redactions in the Form 8-K dated February 6, 2015 as amended.

Based on representations by CorMedix. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13 to the S-1 Filed November 25, 2009 as amended through June 30, 2015
Exhibit 10.1 to the 8-K filed February 6, 2015 as amended, through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Deputy Secretary